SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

FUNDTECH LTD.
(Name of Subject Company (Issuer))

CLAL INDUSTRIES AND INVESTMENTS LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
(Title of Class of Securities)

M47095100
(CUSIP Number of Class of Securities)

Sarit Hecht, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangular Tower, 45th Floor, Tel Aviv 67023, Israel
(972) 3-607-5795
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Daniel E. Wolf, Esq.	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Ido Zemach, Adv.
Four Times Square	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
New York, New York 10036	2 Weizmann Street
Telephone: (212) 735-3000	Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$29,233,575	$1,148.88***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 2,338,686 ordinary shares of Fundtech Ltd. at a purchase price of $12.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. M47095100

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Clal Industries and Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,692,678
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,692,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,692,678
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14.	TYPE OF REPORTING PERSON * CO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Clal Industries and Investments Ltd., an Israeli company (“Clal”), on March 5, 2008 with the Securities and Exchange Commission (the “Schedule TO”), in connection with its offer to purchase up to 2,338,686 outstanding ordinary shares, nominal (par) value NIS 0.01 per share (the “Shares”), of Fundtech Ltd. (“Fundtech”), at $12.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated March 5, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 1 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

1.     The bullet point in the response to the question “Are there any conflicts of interest in the offer?” in the section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Yes. As we beneficially own approximately 42.9% of the issued and outstanding Fundtech shares, we have significant influence over the election of directors of Fundtech and other matters submitted to Fundtech’s shareholders for a vote. In addition, the Israeli Depositary is a majority owned subsidiary of Clal Insurance, an affiliate of ours.”

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

1.     The last sentence of the last paragraph on page 11 in Section 1 of the Offer to Purchase (that reads “We will not, however, provide for a subsequent offering period as permitted pursuant to Rule 14d-11 under the Exchange Act”) is hereby deleted.

2.     The word “Certain” in the sub-heading “Certain Material U.S. Federal Income Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase (page 21) is hereby deleted.

3.     The word “certain” in the first sentence under the sub-heading “Certain Material U.S. Federal Income Tax Considerations – U.S. Holders” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase (page 21) is hereby deleted and replaced with the word “the”.

4.     The last sentence of the last paragraph under the sub-heading “Certain Material U.S. Federal Income Tax Considerations – U.S. Holders” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase (page 22) is hereby amended and restated in its entirety as follows:

“FOR A DISCUSSION OF MATERIAL ISRAELI INCOME TAX CONSIDERATIONS, SEE BELOW UNDER “MATERIAL ISRAELI INCOME TAX CONSIDERATIONS.”

5.     The word “Certain” in the sub-heading “Certain Material Israeli Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase (page 23) is hereby deleted.

6.     The last sentence of the third paragraph under the sub-heading “Certain Material Israeli Tax Considerations” in Section 5 (Material U.S. Federal Income Tax and Israeli Income Tax Considerations) of the Offer to Purchase (page 23) is hereby amended and resteted in its entirety, as follows:

"For a discussion of material U.S. federal income tax considerations, see above under "Material U.S. Federal Income Tax Considerations."

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 5, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Clal on March 5, 2008.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(D)	Form of Immediate Report to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.

**	English translation from Hebrew.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAL INDUSTRIES AND INVESTMENTS LTD.
By: /s/ Gonen Bieber —————————————— Name: Gonen Bieber Title: VP Finance	By: /s/ Yehuda Ben Ezra —————————————— Name: Yehuda Ben Ezra Title: Comptroller

Dated: March 10, 2008

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 5, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Clal on March 5, 2008.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(a)(5)(D)	Form of Immediate Report to be filed with the Israeli Securities Authority on March 5, 2008.*, **

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO.

**	English translation from Hebrew.